May 21, 2013

Mr. Mark P. Shuman

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:       ARI Network Services, Inc.
Registration Statement on Form S-1
Filed April 24, 2013
Amendment No. 1 Registration Statement on Form S-1
Filed April 30, 2013
File No. 333-188093

Dear Mr. Shuman:

The purpose of this letter is to respond to the comments raised in the Staff’s letter to ARI Network Services, Inc. (the “Company”) dated May 13, 2013 relating to the Company’s Registration Statement on Form S-1 filed April 24, 2013, as amended on April 30, 2013 (Reg. No. 333-188093) (the “Registration Statement”).  Simultaneously herewith, the Company is filing with the SEC Amendment No. 2 to the Registration Statement (“Pre-Effective Amendment No. 2”).

In providing this response, the Company acknowledges that (1) the Company is responsible for the adequacy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Your comments and the Company’s responses are set forth below.

Selling Security Holders, p. 10

1.        Staff Comment:  Describe the nature of any material arrangements, agreements and relationships between the company and the selling shareholders whether ongoing or that were effected during the past three years.  For example, provide a description of the securities purchase agreement as well as the warrants that were issued in the March 12, 2013 unregistered offering.  Identify the selling shareholders who relied on the extinguishment of indebtedness as payment for portions of the purchase price, and disclose the amounts so provided by each applicable selling shareholder, and concisely describe the events that generated the indebtedness, as applicable.

Response:

On March 12, 2013, the Company entered into a Securities Purchase Agreement with each of the Selling Shareholders other than Ascendiant Capital Partners, LLC (the “Purchasers”).  Under the Securities Purchase Agreement, the Company agreed to sell and the Purchasers agreed to purchase (1) an aggregate of 3,200,000 Shares of the Common Stock for an amount equal to a per share purchase price of $1.50, and (2) Warrants to purchase an aggregate of 1,066,667 shares of Common Stock (the “Warrant Shares”).  The Warrants, which were issued pursuant to Common Stock Purchase Warrant agreements dated March 15, 2013, were exercisable immediately upon issuance (subject to certain beneficial ownership restrictions as described in the paragraph preceding the Selling Security Holder table provided

Mr. Mark P. Shuman

May 21, 2013

in the Registration Statement) at an exercise price of $2.00 per share and will expire on March 15, 2018. In connection with the transaction, the Company received gross cash proceeds of $4,500,000.

In addition, in consideration for the Shares and Warrants issued to Michael D. Sifen, Inc. (the “Sifen Entity”) in the transaction, the Company received forgiveness of $300,000 of indebtedness under the $3,500,000 Secured Non-Negotiable Subordinated Promissory Note dated November 28, 2012 issued to the Sifen Entity (the “Sifen Note”).  The Sifen Note was issued to the Sifen Entity, which is controlled by Michael D. Sifen, a pre-existing shareholder of the Company, to fund a portion of the purchase price paid by the Company in connection with the Company’s November 2012 acquisition of substantially all of the assets of the retail services division of Fifty Below Sales & Marketing, Inc.  The Sifen Note was retired in full as of April 26, 2013.  The transactions contemplated by the Securities Purchase Agreement, including the issuance of the Shares and the Warrants, were completed on March 15, 2013.

In connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement dated March 12, 2013 (the “Registration Rights Agreement”) with each of the Selling Shareholders pursuant to which the Company agreed to file and maintain, in accordance with the terms of the Registration Rights Agreement, a Registration Statement covering the resale of the Shares and the Warrant Shares, of which this prospectus is a part.

With the exceptions of the Securities Purchase Agreement, the Sifen Note and the Registration Rights Agreement described above, and the Engagement Letter described in footnote 14 to the Selling Security Holder provided in Pre-Effective Amendment No. 2, pursuant to which Warrants were issued to the Cooper Trust and Ascendiant Capital Partners, LLC, there are no other material arrangements, agreements or relationships between the Company and the Selling Shareholders ongoing, nor have any such arrangements, agreements or relationships been in effect during the past three years, other than in the Selling Shareholders’ capacity as shareholders of the Company.

The foregoing information has been added to Pre-Effective Amendment No. 2, beginning on page 11.

2.        Staff Comment:  With respect to the shares to be offered by legal entities, please disclose the names of the persons who have sole or shared voting or investment power over each such entity.  See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company has provided the names of the persons who have sole or shared voting or investment power over the shares to be offered by legal entities in the footnotes to the Selling Security Holder table beginning on page 10 of Pre-Effective Amendment No. 2.

3.        Staff Comment:  Please state whether any of the selling shareholders, including Ascendiant Capital Partners, LLC, are broker-dealers or affiliates of a broker-dealer.  With respect to affiliates of broker-dealers, please clarify whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Mr. Mark P. Shuman

May 21, 2013

Response:

None of the Selling Shareholders are broker-dealers.  None of the Selling Shareholders are affiliates of broker-dealers except for the following:  Cooper Family Trust dtd 8/1/04 (the “Cooper Trust”); Lake Street Fund, L.P. (“Lake Street Fund”); and Ascendiant Capital Partners, LLC.  Each of the Cooper Trust, Lake Street Fund and Ascendiant Capital Partners, LLC certified to the Company at the time of their acquisition of the securities to be sold under the Registration Statement that they acquired the Shares in the ordinary course of business, and that at the time of the acquisition of the Shares they had no agreements or understandings, directly or indirectly, with any person to distribute the Shares.

Disclosure to the foregoing effect has been added as footnote 2 to the Selling Security Holder table beginning on page 10 of Pre-Effective Amendment No. 2.

Undertakings, page 17

4.        Staff Comment:  Please provide all appropriate undertakings required by Item 512 of Regulation S-K that apply to your offering.  In this regard, we note that you have not included the undertakings in Item 512(a)(2) and (3) of Regulation S-K.

            Response:

            The Company has provided the undertakings in Item 512(a)(2) and (3) on page II-6 of Pre-Effective Amendment No. 2.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (414) 973-4539 or at Darin.Janecek@arinet.com.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/ Darin R. Janecek

Darin R. Janecek

Chief Financial Officer

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